Naspers Limited

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THE BANK OF NEW YORK

101 Barclay Street

New York, New York 10286

November 5, 2002

Naspers Limited

Naspers Center, 40 Heerengracht

Cape Town 8001

South Africa

Re:

Deposit Agreement dated as of November 5, 2002 (the "Deposit Agreement") by and among Naspers Limited, The Bank of New York, as Depositary, and the Owners and Beneficial Owners of American Depositary Receipts

Dear Sirs:

We refer to the Deposit Agreement.  Capitalized terms defined in the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.  In the event that any term of provision of the Deposit Agreement shall contradict or be in conflict with any term of provision of this letter, the term or provision of this letter shall prevail.

We hereby agree that, without the prior written consent of the Company, (i) we will not (a) Pre-Release Receipts or (b) permit any Pre-Release to remain outstanding at any time, except pursuant to agreements, covenants, representations or warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, we will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

We confirm that we currently do not, and do not intend to, make any Pre-Release to any person until such person has undergone the Depositary's standard credit review process.

If, after the date hereof, the Depositary's ADR Department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, we agree to notify the Company promptly of such change and to advise the Company as to the changes, if any, that we intend to make, or have made, to the Pre-Release procedures then being followed by us as a result of such change in the tax law.  We will in good faith consult with the Company and consider all suggestions, without any obligation on our part to change our Pre-Release procedures.

We will indemnify and hold harmless the Company and each Owner from time to time of a Receipt against all losses, claims, damages, liabilities and expense (including reasonable attorneys' fees) based upon a breach by the Depositary of any agreement of the Depositary set forth in this letter.

If any action or claim shall be brought against the Company in respect of which indemnity may be sought pursuant to the preceding paragraph or the second paragraph of this letter, the Company shall notify the Depositary in writing of such action or claim giving reasonable details thereof.  The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Company (who shall not, except with the consent of the Company, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Company of its election so to assume the defense thereof, the Depositary shall not be liable to the Company or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No compromise or settlement of such action or proceeding may be effected by either party without the other party's consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party, (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement and (iii) such settlement includes an unconditional release of the Company and the Depositary from all liability or claims that are the subject matter of such action or proceeding.

Very truly yours,

THE BANK OF NEW YORK,

    as Depositary

By: __________________________

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